

Mail Stop 3561

August 21, 2009

Via U.S. Mail and Facsimile

Edward Barnes
Chief Financial Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> RE: JetBlue Airways Corporation
>   Form 10-K for the fiscal year ended December 31, 2008
>
> **File No. 000-49728**

Dear Mr. Barnes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Edward Barnes, Chief Financial Officer
               (718) 709-3639